                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC   20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934



Date of Report (Date of earliest event reported):       January 20, 2000
                                                       -----------------
                         VERONEX TECHNOLOGIES, INC.
                        ----------------------------
           (Exact name of registrant as specified in its charter)


  British Columbia, Canada           #0-13967            95-4235375
----------------------------       --------------      -----------------
(State of other jurisdiction       (Commission         (IRS Employer
 of incorporation)                  File Number)       Identification No.)


#1505 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
---------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code:    (604) 647-2225
                                                      -----------------

                                    N/A
      ---------------------------------------------------------------
      (Former name or former address, if changed since last report)



Item 1 -  Changes in Control of Registrant
------    --------------------------------
N/A.

Item 2 -  Acquisition or Disposition of Assets
------    ------------------------------------

N/A.

Item 3 -  Bankruptcy or Receivership
------    --------------------------
N/A.

Item 4 -  Changes in Registrant's Certifying Accountant
------    ---------------------------------------------
N/A.

Item 5 -  Other Events
------    ------------

On January 20, 2000, Veronex Technologies, Inc. announced the appointment of F. Bryson Farrill and Thomas W. Randall as members of the Board of Directors.

Mr. Bryson Farrill, the former CEO of McLeod Young Weir International, is a leading international finance expert. Mr. Farrill has many years international expertise having opened and managed offices in London, Paris, Zurich, Geneva, Tokyo, and Hong Kong. He also has established extensive contacts in the Middle East including Saudi Arabia and Kuwait. Mr. Farrill is a former member of the New York Stock Exchange and has broad personal contacts in the United Kingdom, Germany, France, Mexico and South America.

Mr. Thomas Randall, a graduate of the Stern Graduate Business School of New York University, is currently Managing Director of Torrey Pines Securities. Mr. Randall brings more than 25 years experience in Investment Banking, mergers and acquisitions, and corporate finance, having made strong contributions at various U. S. firms, including Paine Webber. Mr. Randall's thorough knowledge and experience in the areas of marketing strategy, corporate acquisition strategy and other international business activities will greatly assist Veronex as it expands the direction of the company and its I|Nova System into the Application Development markets.

Item 6 -  Resignations of Registrant's Directors
------    --------------------------------------
Pru Zerny resigned from the Company's Board of Directors, effective January 20, 2000.

Item 7 -  Financial Statements and Exhibits
------    ---------------------------------
Nine month period ended November 30, 1999 and November 30, 1998.

                                     2
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
Management's Discussion and Analysis of Financial Condition and Results of Operations
---------------------------------------------------------------------------
GENERAL
-------
Veronex Technologies, Inc. (hereinafter referred to as "Veronex"), through a series of acquisitions explained below, designs, develops, licenses and supports computer software products for complete enterprise wide management application development and implementation for competitive, innovative and flexible business solutions. Veronex's I|Nova System is a fully integrated business application development, modernization and migration tool-set which has been ITAA *2000 Certified.

Veronex (formerly known as International Veronex Resources Ltd.) was founded in 1974 in the Province of British Columbia, Canada. Veronex is a Canadian company with operations in Canada, the Philippines and the United States of America. On January 14, 1997, Veronex acquired the worldwide rights to an automated information management system and application manager technology (the "I|NOVA System" which was formerly known as the "M-5 System"). On December 4, 1997, Veronex changed its name to Veronex Technologies, Inc. to reflect Veronex's transition to the computer software industry.

Veronex entered into a Property Purchase Agreement (the "Agreement") on January 14, 1997, with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an information management application system, including a source program analyzer (collectively referred to as the "I|NOVA System"). The terms of the Agreement provide for Veronex to pay a fee of $20,000 and to issue up to twelve million (12,000,000) shares of common stock to acquire the I|NOVA System. Veronex issued 100,000 shares of its common stock and will issue the balance of the shares of common stock based on an earn-out formula, contingent upon future revenues generated from licensing sales and maintenance contracts of the I|Nova System. A finder's fee will be payable pursuant to the rules, policies and guidelines of the regulatory authorities.

Effective the same date, the Agreement was amended to reduce by 5,500,000 the number of shares of Common Stock to be issued to Mr. Price based on a contingent earn-out formula. Of such reduction, 3,500,000 shares were reserved for contingent issuance to ProMax Conceptual Strategies (hereinafter referred to as "ProMax"), a California corporation, of which Mr. Price was the majority shareholder; the balance of the 2,000,000 contingent earn-out shares were allocated to Veronex's 1997 Contingent Stock Option Plan, which shares are also to be issued on a contingent basis. Effective as of January 14, 1997, the Board of Directors of ProMax approved an agreement to merge ProMax with and into PCS Acquisition Corp., a California corporation and wholly-owned subsidiary of Veronex. Approval by the ProMax shareholders was obtained in August of 1997, and the merger documents were filed with the California Secretary of State's office in September of 1997.

Effective August 1, 1997, Veronex acquired additional, complementary software technologies through two additional transactions:

(i) a Property Purchase Agreement with Terry G. Goodbody, a software developer; and (ii) a Stock Purchase Agreement with Thomas A. Speed, pursuant to which Mainstream Technologies, Inc., a California corporation owned by Mr. Speed, became a wholly-owned subsidiary of Veronex.

As a result of the three transactions described above, Veronex acquired the I|Nova System computer software technology. Subsequent to the acquisitions,
                                     3
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
Veronex spent several months integrating these methodologies and technologies into a complete system for the alternative future use of solving the Year 2000 computer problem. The software technology for the Year 2000 solution is very unique and a patent application was filed in August 1997 to protect its unique capabilities.

I|NOVA SYSTEM TECHNOLOGY
------------------------

Veronex has integrated and further developed the I|Nova System as a software tool set for developing, migrating and modernizing mainframe applications. The I|Nova System is a new concept for application development, deployment and management that enables software developers and maintenance staff to save time and optimize quality by the effective reuse of common functions. This reuse is achieved through a library of functional modules (business process templates) and a run-time system (application manager). This unique technology is code-less, self-documenting, portable and extremely cost effective. Additionally, the I|Nova System's DataCentric Analyzer is a Year 2000 solution tool which has the ability to perform 100% independent validation and verification of Y2k repairs.

Software applications are critical in modern business organizations. Information Technology ("IT") departments are challenged with developing, deploying and maintaining applications quickly and effectively in order to provide the enterprise with a competitive advantage. As applications become more strategically oriented, they also become more difficult to manage.

Organizations are embracing new, innovative information system architectures in order to provide the flexibility, scalability, portability and reliability needed for mission-critical tasks. These distributed approaches to applications provide many benefits, however, distributed applications are harder to manage due to their distributed nature. These applications can truly be said to be running on a network as opposed to being on any one, single computer. The distributed application approach creates the need for platform independent applications which are flexible and capable of rapid change to meet the changing needs of the enterprise.

THE I|NOVA DIFFERENCE
---------------------
What is different and unique about the I|Nova System is that it separates the application from the platform so that the application is portable and scalable. Additionally, applications become flexible and never become obsolete. I|Nova is very easy to use and offers formidable cost savings coupled with very rapid application development not offered by the "procedural programming" technique of application development.

The differences between programming languages such as Visual Basic (VB) and the I|Nova System development process are significant, and dramatically effect the overall development and enhancement time and cost for business applications.

VB involves a "procedural programming" technique while I|Nova is an application template development process. The template is much like an EXCEL spreadsheet except it involves the applications entire business process. Template development promotes "what if scenarios" during review sessions with end-users resulting in a much higher quality application being deployed. Further, development times are shortened greatly because instead of having several developers writing multiple programs for an application, only a single analyst develops the template for an entire application.

                                     4

Procedural programming techniques such as VB require that documentation be performed manually by the author(s) of any business application. The result is non-standard, usually incomplete documentation that never gets maintained properly and eventually becomes functionally obsolete. I|Nova automatically produces all documentation including application flow, technical documentation, management documentation and user manuals for all authorized users of the application. It is also available "on demand" with current information and never becomes obsolete. Most important, it is automatic and has no cost or development effort required to produce.

During the life cycle of any business application, changes and/or enhancements are inevitable. The time and cost associated with "change" are a direct result of development disciplines, standards and documentation employed during its creation and subsequent enhancements. Procedural programming techniques promote creativeness by individuals with the quality of result being dependent on their skill levels. Multiple individuals involved in any application development results in quality that is variable by program and/or author. I|Nova's template development process removes this dependency and maintains a rigid standard for all enhancements made to an application during its life cycle. Because of the difference in concept, the time and cost savings of I|Nova versus procedural programming is almost incalculable.

Procedural programming techniques (VB) are dependent on individuals and the computer platform where it is utilized. I|Nova has only one program that is dependent on the computer platform that is selected by the enterprise. This one program can be made to operate on any computer platform and makes every application portable, scalable and without dependency on any individual or computer platform. The result of the above is an extension of an applications usable life cycle and cost amortization.

Essentially, the "procedural programming" technique of application development is dead. The Y2k problem is just a symptom of the disease of inflexibility which killed the "procedural programming" technique of application development. The I|Nova System's application template development process offers a ready solution to rapid application development which can, as a by-product, solve the Y2k problem, European Union currency conversion complications, and the root causes of such problems.

Capabilities of the I|Nova System
*    Source code and system analysis of legacy COBOL applications
* Modernize source code (standardize source code and remove redundant and obsolete code)
* Migration of applications (mainframe COBOL applications to a client/server environment)
*    Year 2000 analysis, repair and testing
*    Application re-engineering
*    Development of new applications (RAD)
* Independent Validation and Verification of 100% of all repairs and changes to applications

FUNCTIONAL FEATURES OF THE I|NOVA SYSTEM
----------------------------------------
The I|Nova System Application Manager is complementary to any computer operating system, and will operate on any platform including mainframe, mini and micro-computers. The DataCentric Analyzer is structured to permit analysis of most business program languages currently in use. Initially, the DataCentric Analyzer applies to the COBOL computer programming language, which is estimated to represent approximately eighty-five percent (85%) of the market.
                                     5
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
The DataCentric Analyzer reads the source code of all programs used in a business application system, applying highly sophisticated algorithms to determine and capture all information related to a system's procedural flow, input/output functions, data definitions, screen displays and conditional logic. The DataCentric Analyzer then produces an "Application Map" that completely describes the procedural flows and databases used by the business application system. This feature allows the DataCentric Analyzer to interrogate all databases for storage areas containing date information (hence "DataCentric"). The DataCentric Analyzer then produces a Management Project Analysis Report.

The Management Project Analysis Report details the cost necessary to accomplish (i) the repair of the source code in the same language; (ii) to repair and standardize the data definitions of the source code; (iii) to repair, standardize the data definitions and revitalize the source code;
(iv) to rewrite the system in a similar language; (v) to rewrite the system in a fourth generation language (ie., Oracle); (vi) to convert the system to the I|NOVA Rapid Application Development System; or (vii) to write a new system using the I|NOVA Rapid Application Development System.

The Management Project Analysis Report allows business application system users the opportunity to create "what if" scenarios using criteria which applies to their specific application. The Management Project Analysis Report provides management with the information necessary to thoroughly evaluate the costs of repairing or replacing existing systems relative to the specific needs of their company.

The DataCentric Analyzer is capable of analyzing and identifying all occurrences where a selected element, such as "date", is used by the system being analyzed. The DataCentric Analyzer can identify all program instructions, including the line number locations, that use the selected element, such as "date". The DataCentric Analyzer's capabilities make it possible to pinpoint all of the source code instructions where specific element definitions, including synonyms or abbreviations, occur.

The DataCentric Analyzer can standardize a company's existing business application system's source code. Standardization of existing source code allows a business to reduce maintenance costs for existing systems and thereby achieve substantial cost savings each and every year subsequent to the standardization. Standardization simply means that a common term is used for specific source code definitions such as "date".

The DataCentric Analyzer can also modernize a company's existing business application system's source code by removing redundancies and reducing the amount of source code. Revitalization of existing source code also allows a business to reduce maintenance costs for existing systems. This revitalization of source code is a unique feature of the I|Nova System.

Management believes this feature will be useful to all business systems even if a business's Y2k problem were repaired by another vendor. The reduced maintenance costs resulting from a substantial reduction in source code provides continuous cost savings for years to come.

In combination, the DataCentric Analyzer's standardization and revitalization features offer a complete re-engineering solution to a company's existing business application system. This re-engineering feature is often the only answer to solving certain problems in existing source code that cannot otherwise be saved due to obsolescence or other factors.

                                     6

The I|NOVA Rapid Application Development System allows customers to design, create, document and implement "NoCode" application software solutions. The Rapid Application Development System offers users the opportunity to convert outdated legacy systems to current state-of-the-art technology. The I|NOVA Rapid Application Development System is a software product which has benefits and applications which are useful after the Y2k crisis passes.

In summary, management believes that the I|Nova System has several distinct advantages for users. The I|Nova System provides (i) added value and a return on the investment required to repair the Y2k problem; (ii) updated business applications software technology; (iii) a return of control of the information system department to senior management; (iv) the ability to seamlessly migrate proven COBOL legacy applications to a client/server environment; and, (v) perhaps most importantly, substantial cost savings and more flexibility for the information system department by reducing program source code size and maintenance costs by up to 60%, by reducing the information system department size by up to 50%, and by reducing systems application development time by up to 50%. The cost savings provided by Veronex's technology should continue to provide a return on the investment necessary to standardize, modernize, revitalize and/or fix the Y2k problem for years to come.

Veronex also develops business to business e-commerce systems using the unique features of the I|Nova System. Veronex has signed an agreement to develop an e-commerce system to be deployed in the Asian-Pacific Region. The e-commerce system will be capable of handling transactions in multiple languages, in over 30 different currencies and in a geographic area encompassing over 60% of the world's population, including China, India, Japan, Indonesia, Philippines, Pakistan, etc. This e-commerce system is a business to business system designed to level the economic playing field for emerging countries. The e-commerce system will be marketed to the business enterprises using the banking services of approximately 6,000 banks and their branches in the Asian-Pacific Region

* Buyers have access to many Sellers and conversely Sellers have access to many Buyers
*    Financial institutions can be involved in each transaction as required
*    Connects to ERP Financial Systems
*    Multi-Country (conforms to all local business rules)
*    Multi-Lingual (users see transactions in their native language)
* Multi-Currency (automatic translation to local currencies at time of transaction)
*    Multi-Units of Measure (facilitates standard measure in local country)
*    Hosted and Non-Hosted Inventory Information
*    Automatic Payment Settlement of Transactions
*    Applicable to all Industries in any Country
*    Unprecedented Trade Information available
*    Facilitates Lines of Credit for Buyers


COMMERCIAL SALES OF THE I|NOVA SYSTEM
-------------------------------------
Effective February 1, 1998, Veronex signed its first Strategic Alliance Agreement to License the I|Nova System. During the year ended February 28, 1999, Veronex signed several additional Strategic Alliance Agreements to License the I|Nova System. Veronex has completed two Distribution Agreements in the European Union and has also signed several Teaming Agreements with systems integration companies. The first revenues from

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
strategic alliances were reported in the first quarter of fiscal 1999. This revenue event signaled the commencement of commercial sales of the I|Nova System and Veronex has commenced to amortize the deferred development costs.


LIQUIDITY AND CAPITAL REQUIREMENTS
----------------------------------
Veronex's financial performance is dependent on many external factors which are not controllable by management nor predictable as to future fluctuations. Additionally, in the current period of worldwide economic uncertainty, the availability and cost of funds have become increasingly hard to project. Changes and new events in the social, monetary and economic marketplace could materially affect the financial performance of Veronex.

As of November 30, 1999 Veronex had working capital of $15,758,000. Further, Veronex anticipates that it will be able to generate adequate cash for all of its planned operations for the next twelve months.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
---------------------------------------------------------
"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Certain statements in this report, including statements of Veronex Technologies, Inc. (the "Company") and management's expectations, intentions, plans and beliefs, including those contained in or implied by "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to Consolidated Financial Statements, contain forward-looking statements relating to the expected capabilities of the company, as defined in Section 21D of the Securities Exchange Act of 1934, that are dependent on certain events, risks and uncertainties that are outside Veronex's and/or management's control. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior than the present and proposed products and services of Veronex; (ii) the products and services may not be marketed effectively by Veronex; (iii) potential customers may find other products and services more suitable for the applications marketed by Veronex; (iv) the future outcome of regulatory and litigation matters are not determinable; (v) the assumptions described in this report underlying such forward-looking statements as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein made assume certain economic and industry conditions and parameters subject to change. Any opinions and/or projections expressed herein are solely those of Veronex Technologies, Inc. and are subject to change without notice. Actual results and developments could differ materially from those expressed in or implied by such statements due to a number of factors including those described in the context of such forward-looking statements.

RESULTS OF THE THREE MONTHS ENDED NOVEMBER 30, 1999 COMPARED
TO THE THREE MONTHS ENDED NOVEMBER 30, 1998
----------------------------------------------------------------
Veronex reported net income of $1,267,000 ($0.15 per share) and $7,266,000 ($1.04 per share) for the three months ended November 30, 1999 and 1998, respectively on revenues of $2,675,000 and $15,317,000, respectively.

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

During the three months ended November 30, 1999 the Company recorded revenues of $2,500,000 from the licensing and maintenance of its software products. An additional $175,000 of revenue was generated by the Company's development of an e-commerce system for an Asian-Pacific region client. These revenues apply to the Tom Price earnout stock and accordingly, the Company has allotted and issued 118,000 and 87,250 earnout shares, respectively, to Mr. Price at a deemed value of US$383,000 and US$229,000,
respectively.   Offsetting this revenue is  $808,000 in software marketing costs and $14,000 in amortization of costs previously capitalized as software acquisition and integration costs. During the three months ended November 30, 1998 the Company recorded revenue of $14,417,000 from the licensing and maintenance of its software products and $900,000 in software royalties. Offsetting this revenue is $7,050,000 in software distribution costs, $508,000 in software marketing costs and $21,000 in amortization of costs previously capitalized as software acquisition and integration costs.

The increase of $84,000 in administration costs was the result of higher professional fees and office expenses, which increased by $109,000 and $104,000, respectively, as a result of the development of the Company's e-commerce system. Shareholder relations costs decreased by $11,000 and travel costs decreased by $141,000 reflecting the Company's established position in the software industry.

The Company incurred expenditures on its California gold properties of $4,000 and $1,000 during the three months ended November 30, 1999 and 1998, respectively. The Company incurred $17,000 in interest expense related to the $815,000 loan from a related company. Other changes to the various elements of the Statements of Income (Loss) were an increase of $6,000 in depreciation, and a decrease of $4,000 in interest income.

RESULTS OF THE NINE MONTHS ENDED NOVEMBER 30, 1999 COMPARED
TO THE NINE MONTHS ENDED NOVEMBER 30, 1998
------------------------------------------------------------
Veronex reported net income of $6,447,000 ($0.79 per share) and $7,449,000 ($1.07 per share) for the six months ended August 31, 1999 and 1998, respectively on revenues of $9,876,000 and $17,400,000, respectively.

During the nine months ended November 30, 1999 the Company recorded revenues of $9,500,000 from the licensing and maintenance of its software products. An additional $376,000 of revenue was generated by the Company's development of an e-commerce system for an Asian-Pacific region client. These revenues apply to the Tom Price earnout stock and accordingly, the Company has allotted and issued 118,000 and 87,250 earnout shares, respectively, to Mr. Price at a deemed value of US$383,000 and US$229,000, respectively. Offsetting this revenue is $2,161,000 in software marketing costs and $99,000 in amortization of costs previously capitalized as software acquisition and integration costs. During the nine months ended November 30, 1998 the Company recorded revenue of $16,500,000 from the licensing and maintenance of its software products and $900,000 in software royalties. Offsetting this revenue is $7,050,000 in software distribution costs, $1,235,000 in software marketing costs and $23,000 in amortization of costs previously capitalized as software acquisition and integration costs.

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

The decrease of $492,000 in administration costs was the result of lower professional fees, which decreased by $216,000 as a result of reduced legal fees offset by office expenses, which increased as a result of the development of the Company's e-commerce system by $115,000. Shareholder relations costs decreased by $237,000 and travel costs decreased by $156,000 reflecting the Company's established position in the software industry.


The Company incurred expenditures on its California gold properties of $4,000 and $10,000 during the nine months ended November 30, 1999 and 1998, respectively. The Company incurred $52,000 in interest expense related to the $815,000 loan from a related company. Other changes to the various elements of the Statements of Income (Loss) were an increase of $20,000 in depreciation, an increase of $98,000 in net investment income and a decrease of $50,000 in interest income.

YEAR 2000 CONSIDERATIONS
-------------------------
Veronex is in the computer software business and the I|Nova System offers a Y2k solution which management believes to be the best Y2k solution available at this time. All of Veronex's internally developed products have been designed and tested to be year 2000 compliant. Veronex has established a formal program to address potential year 2000 compliance issues relating to its (i) internal operating systems, (ii) products, and (iii) distributors, resellers and vendors. Veronex has completed an assessment of all of its internal operating systems which operate on personal computers and were just completely updated in 1997. Veronex plans to update its internal operating systems again in 1999 and anticipates that these systems will be year 2000 compliant. The cost of Veronex's year 2000 compliance program has not had and is not expected to have a material adverse effect on Veronex's results of operations or liquidity. However, there can be no assurance that Veronex will not experience material adverse consequences in the event that Veronex's year 2000 compliance program is not successful or its distributors, resellers or vendors are unable to resolve their year 2000 compliance issues in a timely manner.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS
---------------------------------------------
Inflation may affect the operations of Veronex by its effect on prices of goods and services. Veronex's current operations span three countries:
Canada, the Philippines and the United States of America. The strength or weakness of the Canadian dollar versus the Philippine peso, versus the United States dollar could affect the long-term value and/or operations and planning of Veronex.


Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Balance Sheets
(In U.S. Dollars)                                                        1

                                                November     November     February
                                                30, 1999     30, 1998     28, 1999
                                             (unaudited)  (unaudited)   (unaudited)
                                             ------------ ----------- -------------
ASSETS
------
Current Assets
--------------
Cash and short-term deposits                 $    48,000  $   327,000  $   907,000
Accounts receivable   (note 3)                19,542,000   10,153,000   10,322,000
Prepaid expense                                   30,000       15,000       13,000
                                             ------------ ------------ ------------
Total Current Assets                          19,620,000   10,495,000   11,242,000
Software Acquisition and Integration Costs
 (note 4)
------------------------------------------
 (net of accumulated amortization of
  $362,000: 1998 - $23,000)                    2,606,000    2,323,000    2,091,000
Resource Properties and Related Deferred
 Costs (note 5)                                        -       66,000           -
----------------------------------------
Fixed Assets and Depreciation (note 7)
--------------------------------------
 (net of accumulated depreciation of
  $108,000: 1998 - $69,000)                      178,000       95,000      136,000
Investments   (note 6)                             2,000      152,000      152,000
----------------------                       ------------ ------------ ------------
Total Assets                                 $22,406,000  $13,131,000  $13,621,000
                                             ============ ============ ============
LIABILITIES
-----------
Current Liabilities
-------------------
Accounts and loans payable (note 8)          $ 2,988,000  $   892,000  $ 1,921,000
Due to a related party  (note 9)                 874,000            -      809,000
                                             ------------ ------------ ------------
Total Current Liabilities                      3,862,000      892,000    2,730,000

SHAREHOLDERS' EQUITY
--------------------
Share Capital (Note 10)
 Authorized - 100,000,000
 (1998 - 100,000,000) common shares
 without par value
Issued and allotted - 8,602,016
 (1998 - 6,996,159) common shares,            53,550,000   50,920,000   52,344,000
Deficit                                      (35,006,000) (38,681,000) (41,453,000)
                                             ------------ ------------ ------------
Total Shareholders' Equity                    18,544,000   12,239,000   10,891,000
                                             ------------ ------------ ------------
Total Liabilities and Shareholders' Equity   $22,406,000  $13,131,000  $13,621,000
                                             ============ ============ ============
APPROVED BY THE DIRECTORS
David A. Hite       Director                               Corporate History (note 1)
Sandra M. Milligan  Director                  Contingencies and Commitments (note 15)
                              - See accompanying notes -

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
Veronex Technologies, Inc.
(Formerly International Veronex Resources, Inc.)
Interim Consolidated Statement of Shareholders' Equity
(In U.S. Dollars)                                                        2

                                               Number of        Share
                                                  Shares      Capital     Deficit
                                             ------------ ------------ ------------
Balance - February 28, 1997 (audited)          5,355,001  $47,628,000  $44,979,000
Issued by private placement                      502,000    1,614,000            -
Issued on the exercise of options                530,500      270,000            -
Issued for subsidiary company                    200,000      454,000            -
Issued for software technology                   300,000      519,000            -
Issued as a finder's fee                          10,000       23,000    1,151,000
Net loss
                                             ------------ ------------ ------------
Balance - February 28, 1998 (audited)          6,897,501   50,508,000   46,130,000
Issued on exercise of options                     98,658      412,000            -
Loss (income) for the period                           -            -   (7,449,000)
                                             ------------ ------------ ------------
Balance - November 30, 1998  (unaudited)       6,996,159  $50,920,000  $38,681,000
                                             ============ ============ ============

Balance - February 28, 1998 (audited)          6,897,501  $50,508,000  $46,130,000
Issued on exercise of options                    652,273    1,836,000            -
Loss (income)                                          -            -   (4,677,000)
                                             ------------ ------------ ------------

Balance - February 28, 1999 (audited)          7,549,774   52,344,000   41,453,000
Issued on exercise of options                     94,500      244,000            -
Issued on exercise of warrant                    325,492      618,000            -
Issued as part of a private placement            502,000            -            -
Cancelled and returned to treasury               (75,000)    (268,000)           -
Earnout shares allotted                          205,250      612,000            -
Loss (income)                                          -            -   (6,447,000)
                                             ------------ ------------ ------------
Balance - November 30, 1999 (unaudited)        8,602,016  $53,550,000  $35,006,000

                         - See accompanying notes -

Interim Consolidated Statements of Income (Loss)
(In U.S. Dollars)                                                        3

                                         Three        Three        Nine         Nine
                                        months       months      months       months
                                         ended        ended       ended        ended
                                      November     November    November     November
                                      30, 1999     30, 1998    30, 1999     30, 1998
                                   (unaudited)  (unaudited) (unaudited)  (unaudited)
                                 ---------------------------------------------------
Revenues
--------
Software sales and service         $ 2,500,000  $14,417,000 $ 9,500,000  $16,500,000
Software royalties                           -      900,000           -      900,000
Development fees                       175,000            -     376,000            -
                                  ---------------------------------------------------
Total Revenues                       2,675,000   15,317,000   9,876,000   17,400,000

Expenses
--------
Software distribution costs                  -    7,050,000           -    7,050,000
Software marketing costs               808,000      508,000   2,161,000    1,235,000
Operating and administration           552,000      468,000   1,173,000    1,665,000
Amortization of software
 acquisition and integration
 costs                                  14,000       21,000      99,000       23,000
Depreciation                            13,000        7,000      38,000       18,000
Interest                                17,000            -      52,000            -
Exploration costs                        4,000        1,000       4,000       10,000
                                  ---------------------------------------------------
Total Expenses                       1,408,000    8,055,000   3,527,000   10,001,000
                                  ---------------------------------------------------
Other (Income)
--------------
Investing activities                         -            -     (98,000)           -
Interest                                     -       (4,000)          -      (50,000)
                                  ---------------------------------------------------
Total Other (Income)                         -       (4,000)    (98,000)     (50,000)
                                  ---------------------------------------------------
Net Income (Loss)                   $1,267,000   $7,266,000  $6,447,000   $7,449,000
                                  ===================================================
Basic Earnings (Loss) per Share     $     0.15   $     1.04  $     0.79   $     1.07
                                  ===================================================
Weighted Average Number of Shares    8,327,000    6,996,000   8,112,000    6,983,000
                                  ===================================================
Fully Diluted Earnings (Loss)
per Share                           $     0.14   $     0.97  $     0.75    $    0.96
                                  ===================================================
Fully Diluted Weighted Average
 Number of Shares                    8,808,000    7,352,000   8,593,000    7,339,000

                         - See accompanying notes -

Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Interim Consolidated Statements of Cash Flows
(In U.S. Dollars)                                                        4

                                         Three        Three        Nine         Nine
                                        months       months      months       months
                                         ended        ended       ended        ended
                                      November     November    November     November
                                      30, 1999     30, 1998    30, 1999     30, 1998
                                   (unaudited)  (unaudited) (unaudited)  (unaudited)
                                  ---------------------------------------------------
Cash Provided (Used)
by Operating Activities
-----------------------
Net income (loss)                   $1,267,000   $7,266,000  $6,447,000   $7,449,000
Items not affecting cash:
 Amortization of software
 acquisition & integration costs        14,000       21,000      99,000       23,000
 Depreciation                           13,000        7,000      38,000       18,000
 Investing activities                        -            -     (98,000)           -
                                  ---------------------------------------------------
                                     1,294,000    7,294,000   6,486,000    7,490,000
Changes in non-cash working
 capital items:
 Accounts receivable and prepaid
  expense                           (2,432,000)  (8,140,000) (9,239,000) (10,021,000)
 Accounts and loans payable            410,000       65,000   1,067,000      588,000
                                  ---------------------------------------------------
Net Cash Provided (Used)
 by Operating Activities              (728,000)    (781,000) (1,686,000)  (1,943,000)
                                  ---------------------------------------------------
Cash Provided (Used) by Financing
 Activities
---------------------------------
Due to a related party                  30,000            -      65,000            -
Share capital issued for cash          296,000            -     862,000      412,000
Share capital returned to treasury           -            -    (268,000)            -
                                  ---------------------------------------------------
Net Cash Provided (Used)
 by Financing Activities               326,000            -     659,000      412,000
                                  ---------------------------------------------------
Cash Provided (Used) by Investing
 Activities
---------------------------------
Sale of investments                          -            -     248,000            -
Software acquisition and
 integration costs, net                      -     (150,000)          -     (543,000)
Fixed assets                           (13,000)     (48,000)    (80,000)     (89,000)
                                  ---------------------------------------------------
Net Cash Provided (Used)
  by Investing Activities              (13,000)    (198,000)    168,000     (632,000)
                                  ---------------------------------------------------
Changes in Cash and
 Short-Term Deposits                  (415,000)    (979,000)   (859,000)  (2,163,000)
Cash and Short-Term Deposits
 Opening Balance                       463,000    1,306,000     907,000    2,490,000
                                  ---------------------------------------------------
 Closing Balance                   $    48,000  $   327,000 $    48,000  $   327,000

                         - See accompanying notes -

VERONEX TECHNOLOGIES, INC.                                               6
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

1.  CORPORATE HISTORY
---------------------
Veronex Technologies, Inc. (hereinafter referred to as "Veronex"), through a series of acquisitions explained below, designs, develops, licenses and supports computer software products for complete enterprise-wide management application developments and implementation for competitive, innovative and flexible business solutions. Veronex's I|Nova System is a fully integrated business application development, modernization and migration tool-set which has been ITAA *2000 Certified.

Veronex acquired three separate complementary software technologies through agreements which include:
     (i) a Stock Purchase Agreement with Thomas J. Price, pursuant to which Promax Conceptual Strategies, Inc., a California corporation, became a wholly-owned subsidiary of Veronex;
     (ii) a Property Purchase Agreement with Terry G. Goodbody, a software developer, and;
    (iii) a Stock Purchase Agreement with Thomas A. Speed, pursuant to which Mainstream Technologies, Inc., a California corporation owned by Mr. Speed, became a wholly-owned subsidiary of Veronex.

Under the terms of the Agreement with Thomas J. Price, Veronex is to issue up to 12,000,000 shares of its common stock contingent on future revenues earned from I|Nova System licensing fees. 6,500,000 of these shares may be issued to Mr. Price. A further 3,500,000 shares have been reserved for contingent issue to Promax Conceptual Strategies, Inc. and 2,000,000 shares have been allocated to Veronex's Contingent Stock Option Plan.

Under the terms of the Agreement with Terry G. Goodbody, Veronex issued 200,000 shares at a deemed price of US$2.26875 per share to Mr. Goodbody.

Under the terms of the Agreement with Thomas A. Speed, Veronex issued 200,000 shares at a deemed price of US$2.26875 per share to Mr. Speed.

2.  SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------
Basis of Presentation
---------------------
          Veronex is incorporated in the Province of British Columbia, Canada. These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada. Application of United States generally accepted accounting principles would not result in any material differences to the consolidated financial statements.

Principles of Consolidation
---------------------------
          These consolidated financial statements include the accounts of Veronex, and its subsidiaries (all of which are wholly owned) which are listed below. Intercompany transactions and balances have been eliminated in consolidation.


VERONEX TECHNOLOGIES, INC.                                               7
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (cont.)
-------------------------------------------
          Align Energy, Inc..
          High River Industries, Ltd.
          Mainstream Technologies Inc. ("Mainstream")
          Nordell International Resources Ltd. ("Nordell")
          PCS Acquisition Corp. ("PCS")
          Richport Resources Ltd. ("Richport")
          Veronex Resources, Inc.

Resource Properties
--------------------
          Costs related to the acquisition of mineral properties are capitalized. Mineral exploration costs are expensed in the year incurred. If it is determined that a prospect contains economically recoverable reserves, all costs relating to that prospect for the current and subsequent years, including expenses net of revenues during the start-up phase, are capitalized until the prospect is capable of sustained operations at commercial production levels. These capitalized costs, together with property acquisition and ongoing development costs, are amortized on a unit-of-production method based on the estimated life of the ore reserves.

          Management reviews annually the carrying value of the interest in each property and, where necessary, properties are written down to fair market value.

Investments
-----------
          Investments are recorded at cost unless there is a decline in market value that is other than temporary.

Revenue Recognition
-------------------
          Veronex recognizes revenue in accordance with the American Institute of Certified Public Accountant Statement of Position 97-2 for software revenue recognition, which requires that license fee revenues are recognized upon evidence of a license agreement and delivery of software if there are no significant implementation or installation obligations, collection of the receivable is probable, the license fees are fixed or determinable and the product has been accepted by the customer.

          Veronex structures its strategic alliance agreements with an initial licensing fee plus a revenue sharing feature. Veronex records the initial licensing fee as a receivable and anticipates that each strategic alliance partner will generate revenues and cash flow in the future. The I|Nova System's template driven application development process distinguishes it as the best of breed solution for enterprise-wide business application software problems and development projects.




VERONEX TECHNOLOGIES, INC.                                               8
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (Cont.)
-------------------------------------------
Use of Estimates
----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could subsequently differ from those estimates.

Financial Instruments
---------------------
          Financial Instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as a liability.

Currency Translation
--------------------
          Veronex uses the temporal method of currency translation, as applied to integrated international operations, for translating the Company's Canadian operations from Canadian dollars to US dollars. Under this method, monetary assets and liabilities in foreign currencies have been converted at the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities, and equity are translated at historical rates. Gains and losses on foreign exchange are included in income.

Earnings (Loss) Per Share
-------------------------
          Basic Earnings Per Share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.

          In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128) was issued effective for periods ending after December 15, 1997. There is no impact on Veronex's financial statements from adoption of SFAS No. 128.

Depreciation Policy
-------------------
          Veronex provides for depreciation on furniture and equipment at between 20% and 30% on a declining balance basis. Veronex is capitalizing all costs related to integrating the various components of its I|Nova software system as Software Acquisition and Integration Costs and will continue to do so until licensing sales reach commercial levels. Thereafter, all costs associated with the production and marketing of the I|Nova software system will be charged to operations. Capitalized costs will be amortized based on current and future revenues for the product with an annual minimum amount equal to the straight-line amortization over the remaining estimated economic life of the product.

VERONEX TECHNOLOGIES, INC.                                               9
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (Cont.)
-------------------------------------------
Cash Equivalents
----------------
          For purposes of reporting cash flows, Veronex considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.

Concentration of Credit Risks
-----------------------------
          Financial instruments which potentially subject Veronex to concentrations of credit risk consist of cash. Veronex maintains cash accounts at two financial institutions. At November 30, 1999, cash on deposit at these financial institutions did not exceed federally insured amounts.

          At November 30, 1998, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $1,200,000.
     Veronex periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts.

3.   ACCOUNTS RECEIVABLE

                                                     November     November
                                                     30, 1999     30, 1998
                                                 --------------------------
Accounts receivable are as follows:

I|Nova Licensing, Product Sales and Services (i) $ 19,500,000 $ 10,140,000
Other Receivables                                      42,000       13,000
                                                 --------------------------

(i) In November 1998, Veronex entered into contracts which guarantee gross revenues of $11,750,000 from two distribution partners. Under the terms of these agreements, Veronex must provide these distribution partners with an allowance for software distribution as well as incur certain software distribution costs. These allowances and costs have been netted against the gross revenues and accounts receivable from the distribution partners as only the net amounts will be received directly by Veronex. The amount for sales and accounts receivable were not included in the February 28, 1999 financial statements and are not included in these November 30, 1999 financial statements. Comparative figures for November 30, 1998, which originally reported gross receivables, have been amended accordingly.

4.  SOFTWARE ACQUISITION AND INTEGRATION COSTS
----------------------------------------------
Software acquisition and integration costs are capitalized when a product design and a working model of the software product have been completed, and the completeness of the working model and its consistency with the product design have been confirmed by testing. The costs to integrate products into the I|Nova System for an alternative future use are also capitalized. Software costs which are capitalized are amortized on a product by product basis, based on the anticipated future gross revenues compared to the gross revenues generated in the period being reported on.


VERONEX TECHNOLOGIES, INC.                                              10
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

4.  SOFTWARE ACQUISITION AND INTEGRATION COSTS (Cont.)
-------------------------------------------------------
As a result of the three acquisitions mentioned in Note #1, Veronex acquired, and subsequently upgraded, what it renamed the I|Nova System computer technology. The costs of acquiring and integrating the components of the I|Nova System are as follows:

                                                             November    November
                                                             30, 1999    30, 1998
                                                          ------------------------
Costs to acquire the components:
 The I/Nova System (i)                                     $  703,000  $   86,000
 The ArchiData System                                         454,000     454,000
 The infrastructure (Mainstream)                              409,000     409,000
Costs to integrate the components:
 Personnel                                                    895,000     895,000
 Office and related                                           507,000     502,000
                                                          ------------------------
                                                            2,968,000   2,346,000
Less: accumulated amortization                                362,000      23,000
                                                          ------------------------
                                                           $2,606,000  $2,323,000
                                                          ========================

     i) Under the terms of the Share Purchase Agreement with Thomas J. Price, Veronex is to issue to Mr. Price one earnout share for each US$2.00 of cash generated by I|Nova System licensing fees. As at November 30, 1999, a total of $408,000 in cash has been generated by I|Nova System licensing fees, $236,000 of which was generated as of August 31, 1999. Accordingly, Veronex has allotted, for issue subsequent to August 31, 1999 and November 30, 1999, 118,000 and 87,250 earnout shares, respectively, to Mr. Price at a deemed value of US$383,000 and US$229,000, respectively, and has included these amounts in the capitalized acquisition costs of the I|Nova System. 118,000 shares were issued on December 6, 1999.

5.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS
-------------------------------------------------
a.        Details of mineral properties are as follows:
          ---------------------------------------------

                                                             November     November
                                                             30, 1999     30, 1998
                                                           -----------  -----------
          Alexander Star Claims, San Bernadino County      $      Nil   $      Nil
                                                           ===========  ===========

 b.    Litigation

          As was reported in previous year-end consolidated financial statements, Veronex and its wholly-owned subsidiary, Nordell


VERONEX TECHNOLOGIES, INC.                                              11
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

5.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS (Cont.)
--------------------------------------------------------
     International Resources Ltd. ("Nordell") were involved in a number of adversarial lawsuits with Triton Energy Corp. ("Triton"). These lawsuits arose from the Enim Oil Project joint venture agreement between Nordell and Triton, a subsequent arbitration and an Arbitration Award that was adverse to Nordell. Several of the lawsuits initiated by Triton were of a malicious or vindictive nature aimed at both Veronex and one of Veronex's directors, David A. Hite ("Hite"). As a result, Veronex, Nordell and Hite filed a malicious prosecution lawsuit against Triton in the Superior Court of California in Los Angeles, California, alleging, among other things, abuse of process, wrongful attachment, breach of fiduciary duty and fraud.

          The lawsuit was tried by jury which, on September 17, 1999, found in favor of Veronex and David A. Hite ("Hite) and subsequently, on October 5, 1999, assessed compensatory damages against Triton in the amount of approximately $700,000 and punitive damages in the amount of approximately $11,000,000. The jury found that Triton had maliciously prosecuted Mr. Hite, awarding him compensatory damages and punitive damages. The jury also awarded Veronex compensatory damages of $66,000, but no punitive damages. Subsequent to November 30, 1999, Veronex received $33,000, being the award net of legal costs.

c.   The Congress Property in British Columbia, Canada
     -------------------------------------------------
          During the year ended February 28, 1998, Veronex sold its 50% interest in the Congress Gold Property to Yucca Gold, Inc., ("Yucca Gold"), in exchange for 3.4 million shares in Yucca Gold. All costs associated with the Congress Gold Property were written off in previous years.
     Yucca Gold is a private company whose shares have no market value. Accordingly, no value was assigned to this transaction. Veronex retains a 5% net smelter interest in the Congress Gold Property.

d.   The Alexander Star Claims in California, USA
     --------------------------------------------
          (i) On July 12, 1995, Veronex entered into an agreement to acquire a 100% interest in four placer mining claims, known as the Alexander
     Star Claims, in Avawatz Mining District, San Bernardino County, California, subject to a 4% net smelter return. Veronex issued 100,000 common shares at a value of $66,000 as consideration for the acquisition and has the right to acquire one-half of the net smelter return, which is a 2% smelter return, for $500,000. The acquisition costs of these claims were written-off during the year ended February
     28, 1999.

          (ii) On November 20, 1995, Veronex entered into an Agreement with a group, including a director of Veronex and others related to the director, to acquire a 50% interest in eight placer mining claims in the Avawatz Mining District, San Bernardino, California, subject to a
     5% net smelter return. To earn this interest, Veronex must expend $350,000 on exploration work by December 31, 1999.

          (iii) Also on November 20, 1995, Veronex entered into an agreement with a group, including a director of Veronex and others related to the director, to acquire a 25% interest in one placer mining claim in the Avawatz Mining District, San Bernardino County, California, subject to a 5% net smelter return. To earn this interest, Veronex must expend $50,000 on exploration work by December 31, 1999.

VERONEX TECHNOLOGIES, INC.                                              12
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

5.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS (Cont.)
--------------------------------------------------------

(iv) As of November 30, 1999, Veronex has incurred $74,000 (1998 - $70,000) in exploration costs on these properties.

6.  INVESTMENTS
---------------

                            November 30, 1999                  November 30, 1998
                     Number                 Market     Number                 Market
                  of Shares        Cost      Value  of Shares       Cost       Value
                  --------------------------------- ---------------------------------
EMB Corporation           -      $   -      $    -          -  $ 150,000   $ 150,000
Semper Resources
 Ltd.                 5,000       2,000      2,000      5,000      2,000       2,000
                  --------------------------------- ---------------------------------
                                $ 2,000    $ 2,000              $152,000    $152,000
                  ================================= =================================

7.  DEPRECIATION
----------------
Veronex capitalizes the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the declining method of depreciation.

The assets, costs, depreciation expense, and accumulated depreciation at November 30, 1999 and November 30, 1998 are as follows:

                                                   Depreciation         Accumulated
                              Cost      Cost          Expense           Depreciation
                              1999      1998      1999      1998      1999      1998
                         ------------------------------------------------------------
Furniture and Equipment   $ 99,000  $ 66,000  $ 11,000 $   5,000  $ 48,000  $ 40,000
Computer Equipment         187,000    98,000    27,000    13,000    60,000    29,000
                         ------------------------------------------------------------
                          $286,000  $164,000  $ 38,000 $  18,000  $108,000  $ 69,000
                         ============================================================

8.  ACCOUNTS PAYABLE
--------------------
                                                             November       November
                                                             30, 1999       30, 1998
                                                          ------------   ------------
Legal Fees
 Arbitration with former employees (Note #16)             $   125,000    $   150,000
 Other                                                        300,000        150,000
Accrued management salaries                                   402,000        422,000
Accrued software marketing and support costs                2,050,000        170,000
Trade and other                                               111,000              -
                                                         -------------   ------------
                                                         $  2,988,000    $   892,000
                                                         =============   ============

Comparative figures have been amended from those originally reported (see Note #3).

VERONEX TECHNOLOGIES, INC.                                               13
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

9.  DUE TO A RELATED PARTY
--------------------------
During the year ended February 28, 1999, D'Oro Ventures Ltd. ("D'Oro"), a company with directors in common, loaned Veronex a total of US$800,000 in a series of six advances in varying amounts between December 17, 1998 and February 8, 1999. Each advance is secured by a promissory note which provides for interest calculated at the prime rate plus two percent (2%) per annum. Under the terms of each promissory note, interest payable during the first three months of each advance is to be repaid by the issuance of restricted Veronex common shares and thereafter in cash. Veronex may issue, subject to regulatory approval, share capital in an amount up to five percent (5%) of each advance. Accordingly, subsequent to November 30, 1999, Veronex has issued 15,065 restricted shares at a deemed value of Cdn$62,339 to D'Oro.

In addition, on November 24, 1999, D'Oro advanced a further $15,000 to Veronex. This advance, together with interest, has been repaid subsequent to November 30, 1999.

As of November 30, 1999, Veronex has accrued interest payable in the amount of US$59,208 on these advances.

10.  SHARE CAPITAL
------------------
a.The authorized share capital of Veronex is 100,000,000 shares without par value.

                                       November 30, 1999          November 30, 1998
Issued and Alloted:                -------------------------------------------------
Balance - beginning of period        7,549,774  $52,344,000   6,897,501  $50,508,000
Issued by private placement            502,000            -           -            -
Issued on exercise of options           94,500      244,000      98,658      412,000
Issued on exercise of warrants         325,492      618,000           -            -
Canceled and returned to treasury      (75,000)    (268,000)          -            -
                                   --------------------------------------------------
Total issued                         8,396,766   52,938,000   6,996,159   50,920,000
Earnout shares alloted (Note #4)       205,250      612,000           -            -
                                   --------------------------------------------------
Balance - end of period              8,602,016  $53,550,000   6,996,159  $50,920,000
                                   ==================================================

During the nine months ended November 30, 1999, Veronex issued 94,500 (1998 - 98,658; 1997 - 530,500) shares at an average price of Can$3.82 for proceeds of Cdn $360,585 (1998 - Cdn$593,297; 1997 - Cdn$373,290) on the
exercise of share purchase options. During the nine months ended November 30, 1999, 75,000 shares issued on the exercise of options prior to February 28, 1999 were canceled and returned to treasury. Subsequent to November 30, 1999, Veronex has issued 333,000 shares on the exercise of options for proceeds of Cdn$1,392,660.


VERONEX TECHNOLOGIES, INC.                                               14
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

10.  SHARE CAPITAL (Cont.)
--------------------------
     b. Common share purchase options are outstanding expiring at various dates to October 14, 2004 for 821,600 (1998 - 535,000; 1997 - 530,000)
     common shares at prices between Cdn $3.69 and Cdn $4.22 per share.

                                                               November     November
                                                               30, 1999     30, 1998
                                                            ------------ ------------

Outstanding stock options as of:

Exercise price
     Less than Cdn $6.00 per share                              821,600      485,000
     Between Cdn $6.00 and Cdn $10.00 per share                       -       40,000
     Greater than Cdn $10.00 per share                                -       10,000
                                                            -------------------------
                                                                821,600      535,000
                                                            =========================

     c. During the nine months ended ended November 30, 1999, Veronex granted 612,000 (1998 -75,000; 1997 - 590,000) share purchase options at prices ranging between Can$4.13 and Cdn$4.22 per share expiring on various dates to August 5, 2004. During the nine months ended November
     30, 1999, 70,000 (1998 - Nil; 1997 Nil) share purchase options were canceled and 20,500 (1998 - Nil; 1997 - Nil) share purchase options expired, unexercised. During the nine months ended November 30, 1999, the exercise price on 303,600 (1998 - Nil; 1997 - Nil) was amended.

     d. On September 12, 1997, Veronex entered into a financing agreement with Robb, Peck McCooey Clearing Corp, ("Robb, Peck") allowing Robb, Peck and/or its clients to invest up to $15.4 million in Veronex. Veronex agreed to pay Robb, Peck certain fees and expenses. On November 7, 1997, as a result of the agreement, 502,000, shares were issued at a price of US$4.00 per share, for net proceeds of $1,614,000. Attached to the shares were 502,000 transferable share purchase warrants exercisable at a price of US $8.00 per share (which exercise price was subsequently reduced to US $2.00 per share). These warrants may be redeemed by Veronex at US $0.10 per warrant subject to certain conditions and approvals.

          Under the terms of the private placement agreement, Veronex agreed to issue additional common shares should Veronex generate less than US$24,000,000 in gross revenues between November 7, 1997 and November
     30, 1998.Veronex recorded gross revenues of US$16,500,000 between November 7, 1997 and November 30, 1998. Accordingly, during the nine months ended November 30, 1999, Veronex was obligated to issue 502,000 common shares for proceeds of US$Nil. Attached to each share is a warrant entitling each holder to purchase an additional common share at a price of US$2.00. The effect of this share issue is a dilution of the issued share capital of Veronex of 6.56%.



VERONEX TECHNOLOGIES, INC.                                              15
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)


10.  SHARE CAPITAL (Cont.)
--------------------------
          In addition , the Company issued 100,400 placement agent's share purchase warrants exercisable at a price of US $4.00 per share (which exercise price was subsequently reduced to US $2.00 per share until November 7, 2002). During the nine months ended November 30, 1999, Veronex issued an additional 100,400 placement agent warrants exercisable at US $1.00 per share until November 7, 2002.

          During the nine months ended November 30, 1999, Veronex issued 250,500 shares on the exercise of private placement warrants and 74,992 shares on the exercise of agent's warrants for net proceeds of US$501,000 (Cdn$736,091) and US$117,328 (Cdn$173,083), respectively.

     e. As mentioned in Note #1, 2,000,000 shares of the 12,000,000 shares to be issued contingent on revenue, for the acquisition of the I|Nova
     System have been allocated to Veronex's 1997 Contingent Stock Option
     Plan.  As of November 30, 1999, 1,149,000 (1998 - 1,149,000) of these contingent options have been allocated at an average exercisable price of Cdn $2.62 to personnel involved in the integration and marketing of the I|Nova System.

11.  INCOME TAXES
-----------------
Veronex has adopted the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Veronex has fully reserved the tax benefits of these operating losses because the likelihood of realization of the tax benefits cannot be determined.

Temporary differences between the time of reporting certain items for financial and tax reporting purposes consist primarily of compensation expense related to the issuance of stock options.

No income taxes are currently payable. Veronex and its subsidiaries have Canadian and foreign resource property expenditures and reported losses of approximately $ 6,900,000 and $905,000, respectively, available to reduce taxable income in future years. Future tax benefits relating to these amounts have been eliminated by the application of a valuation allowance.

12.  SEGMENTED INFORMATION
--------------------------
Prior to January 14, 1997, Veronex's principal asset was its interest in the Enim Oil Project on the Island of Sumatra, Indonesia, which was fully provided for as of February 28, 1995, by a charge to operations.

During the year ended February 28, 1997, Veronex entered into an agreement to acquire certain software technology ("the I|Nova System") as explained in Note #1.

VERONEX TECHNOLOGIES, INC.                                              16
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

12.  SEGMENTED INFORMATION (Con't.)
-----------------------------------

During the year ended February 28, 1998, Veronex entered into an agreement to acquire additional software technology ("the ArchiData System"). In addition, during the year ended February 28, 1998, Veronex entered into an agreement to acquire a software development company ("Mainstream Technologies, Inc."). Both acquisitions are explained in Note #1. During the nine months ended November 30, 1999, Veronex commenced development and installation of an E-Commerce Service Network ("E-Commerce System"). As of November 30, 1999, Veronex's major business effort is directed toward the licensing of its software systems and installation of the E-Commerce System.

13.  RELATED PARTY TRANSACTIONS
-------------------------------
     a. During the nine months ended November 30, 1999, salaries of $262,500 (1998 - $262,500) were accrued or paid to an officer and director of the Company.

     b. Included in accounts payable is approximately $402,000 (1998 - $466,000) payable to an officer of Veronex under the terms of an employment contract and for reimbursement of services. (See Note #15
     - Contingencies and Commitments)

     c. Included in share capital are 15,065 common shares with a deemed value of Cdn$62,339 issued to a company with common directors (see Note #9).

14.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------
     a. Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121), was made effective for the period beginning after December 15, 1995. Under this standard, Veronex's management must review the net carrying value of each mineral property for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

          Since Veronex has not yet completed a feasibility study with respect to its mineral property, information required to calculate the estimated future cash flows as required under SFAS No. 121, is not yet available. However, management reviews the carrying value of the property through its ongoing program of exploration for commercially viable mineral reserves.

     b.   Veronex has elected to follow Accounting Principles Board Opinion No.
     25, "Accounting for Stock Issued   to Employees" (APB No. 25) and
     related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting under SFAS
     No. 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of Veronex's employee stock options equals that of the market price of the underlying stock at the date of grant, no compensation expense is recognized.


VERONEX TECHNOLOGIES, INC.                                              17
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

14.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)
----------------------------------------------------------------

          The fair value for options granted during the nine months ended November 30, 1999 and the year ended February 28, 1999, is estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:
     - risk-free interest rates of between 5.42% and 5.93%
     - dividend yield of 0%
     - volatility factors of the expected market price of Veronex's stock of 80%
     - an expected life of the option of one and one-half years

          Because Veronex's stock options have characteristics significantly different from those of traded options, and because changes in the subjective inputs assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

          For pro forma disclosure, the estimated fair value of the option is amortized to expense in the period the option is granted. For the nine months ended November 30, 1999, Veronex's pro forma earnings and pro forma fully diluted earnings per share have been calculated to be $6,447,000 and $0.79, respectively. For the year ended February 28, 1999, Veronex's pro forma earnings and pro forma fully diluted income per share have been calculated to be $4,677,000 and $0.59, respectively. Pro forma fully diluted income and earnings per share for the nine months ended November 30, 1998, have been calculated to be $7,043,000 and $0.96, respectively.

     c. In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. Veronex has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended February 28, 1998.

          In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. Veronex has elected to adopt SFAS No. 130 effective with the fiscal year ended February 28, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on Veronex's financial statements.

          In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued effective for fiscal year beginning after December 31, 1997, with earlier application permitted. Veronex has elected to adopt SFAS No. 131, effective with the fiscal years ended February 28, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on Veronex's financial statements.




VERONEX TECHNOLOGIES, INC.                                               18
(Formerly International Veronex Resources Ltd.)
Notes to Consolidated Financial Statements
For the Nine Months ended November 30, 1999 and November 30, 1998
(In U.S. Dollars)

15.  CONTINGENCIES AND COMMITMENTS
----------------------------------
     a. Veronex has an employment contract with an officer and director for $350,000 per annum that extends to December 15, 2002.

     b. Veronex currently has employment contracts totaling approximately $500,000 per annum with personnel involved in the development, integration and marketing of the I|Nova System.

16.  LITIGATION AND ARBITRATION PROCEEDINGS WITH FORMER EMPLOYEES
-----------------------------------------------------------------
Veronex commenced litigation proceedings and become a party to arbitration proceedings against certain of its former employees. In the litigation, Veronex alleged, among other causes of action, that the party defendants misappropriated Veronex's intellectual property. All of these legal and arbitrations proceedings have been settled to Veronex's satisfaction. As of November 30, 1999, Veronex has paid and accrued legal fees of $376,000 related to these proceedings.

17.  RISKS AND UNCERTAINTIES
----------------------------
Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements relating to the expected capabilities of Veronex discussed herein. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior than the present and proposed products and services of the Company; (ii) the products and services may not be marketed effectively by the Company; and (iii) potential customers may find other products and services more suitable for the applications marketed by the Company; as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein may assume certain economic and industry conditions and parameters subject to change.



                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                              VERONEX TECHNOLOGIES, INC.



Date: January 26, 2000        /S/ David A. Hite
                              ------------------
                              David A. Hite
                              Chief Executive Officer



Date: January 26, 2000        /S/ Gerald D. Lamont
                              ---------------------
                              Gerald D. Lamont
                              Chief Accounting Officer
